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Exhibit 99.1

        NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

UNDERWRITERS EXERCISE OVER-ALLOTMENT OPTION

TORONTO, August 12, 2003 — Noranda Inc. (NRD: NYSE, TSX) today announced that the underwriting syndicate in connection with the Company's previously announced common share offering has exercised an over-allotment option to increase the size of the offering by 3.72 million common shares. As a result, Noranda will issue at the closing of the offering 28.52 million common shares to the underwriters and 20 million common shares to Brascan Corporation at a price of $12.65 per share, for total gross proceeds of approximately $613.8 million.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. This press release does not constitute an offer of any securities for sale.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 15,000 people. It is listed on the Toronto Stock Exchange and the New York Stock Exchange (NRD).

Contacts:
Media
Denis Couture
Vice-President, Communications and Public Affairs
Tel: (416) 982-7020
denis.couture@toronto.norfalc.com
www.noranda.com

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UNDERWRITERS EXERCISE OVER-ALLOTMENT OPTION